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                                                                   Exhibit 99.4

                                OHIO LEGACY CORP

                            DIRECTOR CODE OF CONDUCT


1. DUTIES AND RESPONSIBILITIES. This Director Code of Conduct ("Code of Conduct" or "Code") describes how the value of uncompromising integrity applies to a range of business circumstances and relationships. This Code of Conduct is your guide to your ethical and legal responsibilities with respect to your status as a director.

         It is the paramount duty of the Board of Directors to oversee the CEO and other senior management of Ohio Legacy Corp ("OLC") in the competent and ethical operation of the Company on a day-to-day basis. To satisfy this duty, the directors will take a proactive, focused approach to their position, and set standards to ensure that the Company is committed to business success through maintenance of the highest standards of responsibility and ethics.

         All OLC directors are required to review this Code every year in order to answer questions and ensure compliance.

2. GENERAL CONFLICTS OF INTEREST. Each board member must ensure that other existing and anticipated future commitments do not materially interfere with the members' service as director. As long as you remain an OLC director, you must avoid situations where your loyalties may be divided between OLC's interests and your own.

3. PERSONAL BENEFITS FROM OLC BUSINESS. You may not receive any personal profit or advantage in connection with any transaction involving OLC. You must disclose to the Board all situations where OLC may be conducting business with you, your business or personal affiliates.

4. CONFIDENTIALITY IN GENERAL. OLC business information that you learn as a result of your position with OLC is Company property and must be kept confidential.

5. HANDLING NEWS ABOUT OLC. Confidential information about OLC, including information that can be expected to have an impact on the market for OLC stock, including forward-looking information such as projections of revenue or earnings, may be released only in accordance with OLC's guidelines and United States securities laws.

         Individual board members may occasionally meet or otherwise communicate with various constituencies that are involved with the Company, but it is expected that board members would do this with the knowledge of management and, in most instances, absent unusual circumstances or as contemplated by the committee charters, at the request of management.

6. PROFITING FROM INSIDE INFORMATION. As a director, you have information about OLC that is both material and non-public. You must adhere to OLC's trading windows and other United States and securities laws, reporting any trades in OLC stock. If you violate insider trading laws, both you and OLC may be subject to severe criminal penalties. U. S. insider trading laws apply to all OLC directors and apply even to relatively small transactions.

7. HANDLING COMPANY ASSETS. Every director must take care to safeguard OLC assets. This includes protecting them from unauthorized use. Use of OLC assets for any unlawful or improper purposes is strictly prohibited.

8. RELATIONSHIP TO OTHER POLICIES. If you are an OLC employee, the Ohio Legacy Corp Code of Business Conduct and Ethics also applies to you, and if you are a senior financial officer, the Code of Conduct for Senior Financial Officers of Ohio Legacy Corp applies to you. The Corporate Governance Standards also will guide you procedurally in your position as a director. In addition, if you are a member of a committee of the Board of Directors, the applicable committee charter(s) should guide your conduct.